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                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                      SEC FILE NUMBER  001-12126
                                                      CUSIP NUMBER  G2109M100


              (Check One) [ ] Form 10-K [X] Form 20-F [ ] Form 11-K
                   [ ] Form 10-Q [ ] Form N-SAR [ ] Form N-CSR

For Period Ended:   December 31, 2004
                  --------------------------------------------------------------
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:
                                 -----------------------------------------------
    Read Instruction (on back page) Before Preparing Form. Please Print or Type.


     NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:________


                         PART I - REGISTRANT INFORMATION

Full name of registrant    China Enterprises Limited
                        --------------------------------------------------------
Former name if applicable  China Tire Holdings Limited
                           -----------------------------------------------------
Address of principal executive office (Street and number)  8/F., Paul Y. Centre,
                                                           51 Hung To Road
                                                          ----------------------
City, state and zip code   Kwun Tong, Kowloon  Hong Kong
                         -------------------------------------------------------


                       PART II - RULE 12B-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) |X|

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, Form N-SAR, Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                              PART III - NARRATIVE

     State below in responsible detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

                                       1
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China Enterprises Limited (the "Company") is unable to file its annual report on Form 20-F for the year ended December 31, 2004 within the prescribed period because the Company is still evaluating certain filing requirements and is also finalizing a restatement relating to its previously issued financial statements for the year ended December 31, 2003 with its advisors.

     The Company intends to complete work on the 2003 restatement and to file an amended Form 20-F for year 2003 and complete its 2004 annual report filing requirements at the earliest practicable date.


                           PART IV - OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

   Yap, Allan                                           (852) 2372 0130
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       (Name)                               (Area Code)       (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
[X] Yes   [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[X] Yes [ ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates that its results of operations for the year ended December 31, 2003 will need to be restated to correct an error in the recording of its share of losses in an equity method investee. The Company did not adjust for the difference in its basis in certain long lived assets of the equity method investee that were disposed of in 2003. As the amount of the restatement is not yet finalized, the Company is not in a position at this time to provide a reasonable estimate of any anticipated significant changes in results of operations.


                            China Enterprises Limited
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date   June 30, 2005                           By  /s/ Yap, Allan
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                                                       Yap, Allan
                                                       Chairman